EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

May 2021

Item 3	News Releases

News release dated May 28, 2021.

Item 4	Summary of Material Change

On May 28, 2021, the Company announced the closing of its bought-deal public offering pursuant to which the Company issued 15,812,500 units of the Company (the “Units”) at a price of $0.40 per Unit for aggregate gross proceeds to the Company of $6,325,000 (the “Offering”), including the full exercise of the over-allotment option. The Offering was led by Research Capital Corporation as the sole underwriter and sole bookrunner (the “Underwriter”).

Each Unit consists of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.50 at any time up to 36 months from the closing of the Offering.

The net proceeds from the Offering will be used by the Company for the purposes described in the prospectus supplement of the Company dated May 25, 2021, which supplements the short form base shelf prospectus of the Company dated April 26, 2021.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

May 28, 2021

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SCHEDULE “A”

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 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

BETTERLIFE CLOSES $6.325 MILLION BOUGHT DEAL PUBLIC OFFERING OF UNITS,

INCLUDING FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

VANCOUVER, British Columbia – May 28, 2021 – BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU ) is pleased to announce the closing of its bought-deal public offering pursuant to which the Company issued 15,812,500 units of the Company (the “Units”) at a price of $0.40 per Unit for aggregate gross proceeds to the Company of $6,325,000 (the “Offering”), including the full exercise of the over-allotment option. The Offering was led by Research Capital Corporation as the sole underwriter and sole bookrunner (the “Underwriter”).

Each Unit consists of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.50 at any time up to 36 months from the closing of the Offering.

The net proceeds from the Offering will be used by the Company for the purposes described in the prospectus supplement of the Company dated May 25, 2021, which supplements the short form base shelf prospectus of the Company dated April 26, 2021.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

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Contact

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com
Phone: (604) 221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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